SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal years ended December 31, 2001 and 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ____________ to ____________

Commission file number: 33-71240

A. Full title of the plan:

WARREN FIVE CENTS SAVINGS BANK
401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WARREN BANCORP, INC.
10 MAIN STREET
PEABODY, MA 01960-6159

TABLE OF CONTENTS

A. Financial Statements: Audited financial statements of Warren Five Cents Savings Bank 401(k) Savings Plan.

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

The 401(k) Savings Plan Committee
Warren Five Cents Savings Bank

Independent Auditors' Report

We have audited the accompanying statements of net assets available for plan benefits of Warren Five Cents Savings Bank 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Warren Five Cents Savings Bank 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit for the year ended December 31, 2001 was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The mutual fund columns in the statements of net assets available for plan benefits are presented for the purposes of additional analysis. The supplemental schedule and the mutual fund column information are the responsibility of the Plan's management. The 2001 supplemental schedule and mutual fund columns have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shatswell, MacLeod & Company, P.C.

Shatswell, MacLeod & Company, P. C.

West Peabody, Massachusetts
June 6, 2002

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2001

				The Scudder Funds					
	Conduit Account	Warren Bancorp, Inc. Stock Fund	Loan Fund	Stable Value Fund	GNMA Fund	Global Fund	Global Discovery Fund	Gold Fund	Short-Term Bond Fund
Assets:									
Investments, at fair value (Note 4):									
Warren Bancorp, Inc. common stock (cost of $1,682,275)	$ ---	$ 2,528,491	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Loans receivable	---	---	263,847	---	---	---	---	---	---
Other marketable securities (cost of $7,553,592)	---	---	---	466,743	319,352	589,682	428,580	23,122	416,077
Total net assets available for plan benefits	$ 0	$ 2,528,491	$ 263,847	$ 466,743	$ 319,352	$ 589,682	$ 428,580	$ 23,122	$ 416,077

Continued

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits - Continued

December 31, 2001

	The Scudder Funds							
	Large Company Value Fund	Global Bond Fund	Balanced Fund	Cash Investment Trust	Development Fund	Pathway Series Growth Fund	Pathway Series Conservative Fund	Total
Assets:								
Investments, at fair value (Note 4):								
Warren Bancorp, Inc. common stock (cost of $1,687,275)	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ 2,528,491
Loans receivable	---	---	---	---	---	---	---	263,847
Other marketable securities (cost of $7,553,592)	1,619,296	79,649	692,059	444,879	245,579	904,459	447,558	6,677,035
Total net assets available for plan benefits	$ 1,619,296	$ 79,649	$ 692,059	$ 444,879	$ 245,579	$ 904,459	$ 447,558	$ 9,469,373

See accompanying notes to financial statements.

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2000

				The Scudder Funds					
	Conduit Account	Warren Bancorp, Inc. Stock Fund	Loan Fund	Stable Value Fund	GNMA Fund	Global Fund	Global Discovery Fund	Gold Fund	Short-Term Bond Fund
Assets:									
Investments, at fair value (Note 4):									
Warren Bancorp, Inc. common stock (cost of $1,528,413)	$ ---	$ 2,040,500	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---
Loans receivable	---	---	298,135	---	---	---	---	---	---
Other marketable securities (cost of $6,945,896)	---	---	---	302,072	122,694	770,163	623,736	17,685	498,728
Total net assets available for plan benefits	$ 0	$ 2,040,500	$ 298,135	$ 302,072	$ 122,694	$ 770,163	$ 623,736	$ 17,685	$ 498,728

Continued

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits - Continued

December 31, 2000

	The Scudder Funds								
	Large Company Value Fund	Global Bond Fund	Balanced Fund	Cash Investment Trust	Development Fund	Zero Coupon 2000 Fund	Pathway Series Growth Fund	Pathway Series Conservative Fund	Total
Assets:									
Investments, at fair value (Note 4):									
Warren Bancorp, Inc. common stock (cost of $1,528,413)	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$ 2,040,500
Loans receivable	---	---	---	---	---	---	---	---	298,135
Other marketable securities (cost of $5,964,769)	1,597,381	66,002	857,322	356,956	383,517	---	987,884	372,499	6,956,639
Total net assets available for plan benefits	$ 1,597,381	$ 66,002	$ 857,322	$ 356,956	$ 383,517	$ 0	$ 987,884	$ 372,499	$ 9,295,274

See accompanying notes to financial statements.

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31, 2001	2000
Additions to plan equity attributed to:		
Interest on participant loans	$ 25,315	$ 33,674
Net depreciation in fair value of investments	(644,812)	(442,684)
Dividends and earnings	412,346	782,975
Contributions:		
Employer	557,102	489,231
Employees	361,377	351,480
	918,479	840,711
Total additions	711,328	1,214,676
Deductions from plan equity attributed to:		
Fees	(2,112)	(5,281)
Withdrawals by participants	(514,440)	(472,831)
Other distributions/transfers	(20,677)	(12,707)
Total deductions	(537,229)	(490,819)
Net increase	174,099	723,857
Net assets available for plan benefits:		
Beginning of period	9,295,274	8,571,417
End of period	$ 9,469,373	$ 9,295,274

See accompanying notes to financial statements.

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization

The Warren Five Cents Savings Bank 401(k) Savings Plan (the "Plan") was established to provide an opportunity for employees of Warren Five Cents Savings Bank (the "Bank") to save for retirement on a pre-tax basis. The holding company for the Bank is Warren Bancorp, Inc.

(2) Description of Plan

The Plan is a defined contribution retirement plan covering employees of the Bank. The Plan is administered by the 401(k) Plan Committee (the "Committee"), appointed by the Board of Directors of the Bank, that is responsible for general administration of the Plan, including compliance with the Department of Labor's reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are invested and accounted for by the Scudder Trust Company, the Trustee of the Plan (the "Trustee"), appointed by the Bank.

A brief description of the Plan follows. Participants should refer to the Plan Agreement for a more complete description of the Plan.

Eligibility:
Effective September 1, 1995, any employee (the "Participant"), including future employees, is eligible to participate in the Plan by making a salary reduction election in the Plan on the first day of the next month, following the date of hire. On the first day of the next pay period coincident with or immediately following the completion of one year of service with a minimum of 1,000 hours of service the participant is eligible for employer matching and discretionary contributions.

Employee Contributions:
A participant may elect to contribute between zero percent and fifteen percent of compensation subject to a maximum contribution in 2001 not to exceed $10,500. Effective January 1, 2002, participants may elect to contribute up to $11,000. The maximum contribution will then increase $1,000 per year through 2006 to a maximum of $15,000 (as adjusted for cost-of-living increases). Individuals over the age of 50 may elect to contribute in 2002 an additional $1,000 per year through 2006 to a maximum of $5,000 per year.

Employer Matching Contributions:

The Participant is eligible to receive a matching contribution from the Bank equal to twenty-five percent of the first eight percent of the Participant's compensation contributed to the Plan, or a maximum of two percent of the Participant's compensation. Any Participant contribution in excess of eight percent of compensation will not be matched by the Bank.

Employer Discretionary Contributions:

The Bank also makes a contribution to the Plan in an amount equal to three percent of each eligible Participant's compensation on a monthly basis. Moreover, the Bank, in its discretion, may decide to make an additional contribution to the Plan at the end of the year, based on its profits for that year (Profit Sharing Contributions). The Bank reserves the right to change or eliminate these contributions at any time.

Special Employer Contributions:

Effective May 1, 1997, the Bank terminated the Warren Five Cents Savings Bank SBERA Pension Plan (the "Pension Plan"). Twenty-five percent (25%) of the surplus assets distributed from the Pension Plan upon its termination was transferred, in accordance with applicable law, to the Plan and held in a Special Employer Suspense Account, with the assets to be allocated to the Employer Profit Sharing Contribution Accounts of eligible Plan Participants as a Special Employer Contribution over three (3) successive years (1998, 1999 and 2000 for years 1997, 1998 and 1999, respectively). The Special Employer Contribution made by the Bank as of the end of each of the three Plan Years was allocated as of the year-end Valuation Date to the Employer Profit Sharing Contribution Accounts of Participants who were employed by the Bank on the last day of such Plan Year, or who retired, died or became disabled during such Plan Year. The foregoing allocation was made for each of the three successive Plan Years to eligible Participants as follows:

(i) Participants who were non-officers of the Bank received a Special Employer Contribution equal to six percent (6%) of Compensation, and

(ii) Participants who were officers of the Bank received a Special Employer Contribution equal to five percent (5%) of Compensation.

To the extent necessary, the Bank made supplemental contributions to the Special Employer Suspense account to meet the obligations described herein.

Distributions:
A lump-sum distribution of the participant's balance following retirement, disability, death, or termination of employment is required if the account balance is less than or equal to $5,000. If the account balance is greater than $5,000, the Participant can elect to receive a distribution upon termination of employment, or may elect to defer the receipt of a distribution until a date not later than April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2. Upon election to receive a distribution from the Plan, the Participant can choose a lump sum payment in cash or in kind, or partly in cash and partly in kind.

Loans:
Loans are allowed, subject to the rules of the Plan Administrator. There were $157,772 in new loans granted during 2001 by the Plan Administrator. During 2001 principal payments were $192,059 and $25,315 in interest income was credited to participant accounts, net of $2,112 in administrative fees. During 2000, there were $96,861 in loans granted by the Plan Administrator, $162,822 was repaid in principal, and $33,674 in interest income was credited to participant accounts, net of $5,281 in administrative fees. The interest rates charged on these loans by the Plan ranges between 7.00% and 11.50%.

Vesting:
All Employee contributions are immediately and at all times fully vested and non-forfeitable.

Employer contributions are vested according to the following schedule:

Years of Vesting Service At Least	Years of Vesting Service But Less Than	Percentage
0 years	3 year	0%
3 years	-	100%

A year of service for vesting purposes is defined as a plan year during which an employee completes 1,000 hours of service.

Forfeitures:
Forfeitures are applied to reduce employer matching contributions.

Plan Termination:
Upon plan termination, participants become fully vested in their account balances.

(3) Significant Accounting Policies

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investments
Investments are carried at fair value as determined by quoted market prices. Investment transactions are recorded on a trade-date basis. Realized gains and losses are recognized using a specific identified cost basis. Dividends on marketable equity securities are recognized on the ex-dividend date. All investments are particpant-directed.

Payment of Benefits
Benefits are recorded when paid.

(4) Investments

The following presents investments at fair value that represent five percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Warren Bancorp, Inc. Stock Fund (267,565 and 255,062 shares owned at December 31, 2001 and 2000, respectively)	$2,528,491	$2,040,500
Scudder Large Company Value Fund (72,355 and 57,626 shares owned at December 31, 2001 and 2000, respectively)	1,619,296	1,597,381
Scudder Pathway Series - Growth (73,954 and 67,896 shares owned at December 31, 2001 and 2000, respectively)	904,459	987,884
Scudder Balanced Fund (39,591 and 44,536 shares owned at December 31, 2001 and 2000, respectively)	692,059	857,322
Scudder Global Fund (27,162 and 28,823 shares owned at December 31, 2001 and 2000, respectively)	589,682	770,163

(4) Investments – (Continued)

	December 31, 2001	December 31, 2000
Scudder Global Discovery Fund (19,972 shares owned at December 31, 2000)		623,736
Scudder Short-Term Bond Fund (47,228 shares owned at December 31, 2000)		498,728

The plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2001	December 31, 2000
Mutual funds	$(1,017,628)	$(561,633)
Warren Bancorp, Inc. Common stock	372,816	118,949
	$ (644,812)	$(442,684)

(5) Investment Programs

Conduit Account:
This is a pass-through account into which employee and employer contributions are deposited. This account is used for the processing of all the disbursements to participants.

Each participant shall direct that his or her contribution be invested in one or more of the following investment options under the Plan:

Current year options:

1. **Warren Bancorp, Inc. Stock Fund - (the "Employer Stock Fund")**
Contributions allocated to the Employer Stock Fund are invested primarily in Warren Bancorp, Inc. common stock shares. The Trustee may also make short-term cash-equivalent type investments. The Trustee will purchase the Warren Bancorp, Inc. common stock shares in the open market. The value of the Employer Stock Fund is subject to fluctuation in the market price of Warren Bancorp, Inc. common stock shares. There can be no guarantee of investment performance.

The Scudder Funds

2. **Stable Value Fund**
The Stable Value Fund (formerly known as Managed GIC Trust) is a collective investment trust that invests in insurance company investment contracts and other similar short-term investments designed to maintain principal while earning higher yields than traditional money market funds.

3. **GNMA Fund**
The GNMA Fund is a mutual fund that seeks high current income and safety of principal primarily from mortgage-backed securities issued or guaranteed by the Government National Mortgage Association ("GNMA").

4. **Global Fund**
The Global Fund is a mutual fund that seeks long-term growth of capital through a diversified portfolio of worldwide investments.

5. **Global Discovery Fund**
The Global Discovery Fund (formerly known as Global Small Company Fund) is a mutual fund that seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

6. **Gold Fund**
The Gold Fund is a mutual fund that seeks to maximize return consistent with investing primarily in gold-related investments.

7. **Short-Term Bond Fund**
The Short-Term Bond Fund is a mutual fund that seeks to provide a high level of income consistent with a high degree of principal security.

8. **Large Company Value Fund**
The Large Company Value Fund (formerly known as the Capital Growth Fund) is a mutual fund that seeks to maximize long-term capital using a broad and flexible investment strategy emphasizing common stocks.

9. **Global Bond Fund**
The Global Bond Fund (formerly known as Short-Term Global Income Fund) is a mutual fund that seeks high current income by investing primarily in high-grade debt securities denominated in foreign currencies and the U.S. dollar.

10. **Balanced Fund**
The Balanced Fund is a mutual fund that seeks a balance of growth and income as well as long-term preservation of capital from a diversified portfolio of stocks and bonds.

11. **Cash Investment Trust**
The Cash Investment Trust is a mutual fund that seeks stability of capital while maintaining the liquidity of capital and providing current income from money market securities.

12. **Development Fund**
The Development Fund is a mutual fund that seeks long-term growth of capital by investing in medium-size companies with potential for sustainable above-average earning growth.

14. **Pathway Series - Growth Fund**
The Pathway Series - Growth Fund is a collective investment trust that seeks to provide a balance of current income and long-term growth of capital. The Fund will pursue long-term appreciation by investing primarily in a number of Scudder's growth-oriented funds and will be invested in at least five money market, bond and/or stock funds within the Scudder family to ensure prudent diversification. Under normal circumstances, the trust will invest 0-5% in money market funds, 10-40% in bond funds and 60-90% in stock funds.

15. **Pathway Series – Conservative Fund**
The Pathway Series - Conservative Fund is a collective investment trust that seeks to provide a balance of current income and long-term growth of capital through a diversified portfolio investing in at least five money market, bond, and/or stock funds within the Scudder family. Under normal circumstances, the trust will invest 0-15% in money market funds, 40-80% in bond funds and 20-50% in stock funds.

The number of participants in each fund at December 31, 2001 and 2000 are as follows:

	2001	2000
Warren Bancorp, Inc. Stock Fund	107	107
Scudder Funds		
Stable Value Fund	36	34
GNMA Fund	30	23
Global Fund	53	58
Global Discovery Fund	40	41
Gold Fund	7	7
Short-Term Bond Fund	45	47
Large Company Value Fund	86	88
Global Bond Fund	18	19
Balanced Fund	55	55
Cash Investment Trust	52	52
Development Fund	40	45
Pathway Series-Growth Fund	57	58
Pathway Series-Conservative Fund	28	26

The total number of participants in the Plan was less than the sum of the number of participants shown above because many are participating in more than one fund.

(6) Tax Status

The Plan is designed to qualify for exemption of Federal income taxes under Section 401 of the Internal Revenue Code and has received a favorable determination from the Internal Revenue Service dated December 8, 1994. In the opinion of the Plan administrator, the Plan has operated in compliance with such determination and accordingly remains qualified under the applicable provisions of the Internal Revenue Code.

Participants' accounts are adjusted to meet the average deferral percentage requirements of Sec. 401(k), the average contribution percentage requirements of Sec. 401 (m) and the limitations of Sec. 415 of the Internal Revenue Code of 1986.

(7) Related Party Transactions

Presently, the Bank will pay any administrative expense incurred by the Plan, other than the administrative fee associated with participant loans.

Certain Plan investments are shares of mutual funds managed by affiliates of Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for the investment management services amounted to $11,988 and $12,335 for the years ended December 31, 2001 and 2000, respectively.

(8) Reclassification

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Warren Five Cents Savings Bank
401(k) Savings Plan

Date: June 28, 2002

By: /s/ Paul M. Peduto
Paul M. Peduto

SCHEDULE - 1

WARREN FIVE CENTS SAVINGS BANK 401(k) SAVINGS PLAN

Item 4(I) - Assets Held for Investment Purposes

December 31, 2001

Identity of Issuer	Description of Investment	Current Value
Scudder Trust Co.	Stable Value Fund	$ 466,743
Scudder Trust Co.	GNMA Fund	319,352
Scudder Trust Co.	Global Fund	589,682
Scudder Trust Co.	Global Discovery Fund	428,580
Scudder Trust Co.	Gold Fund	23,122
Scudder Trust Co.	Short-Term Bond Fund	416,077
Scudder Trust Co.	Large Company Value Fund	1,619,296
Scudder Trust Co.	Global Bond Fund	79,649
Scudder Trust Co.	Balanced Fund	692,059
Scudder Trust Co.	Cash Investment Trust	444,879
Scudder Trust Co.	Development Fund	245,579
Scudder Trust Co.	Pathway Series Growth Fund	904,459
Scudder Trust Co.	Pathway Series-Conservative Fund	447,558
		6,677,035
Participant loans	Rate of Interest ranging from 7.00% - 11.50%; Maturity dates ranging from May 18, 2002 to October 18, 2008	263,847
*Warren Bancorp, Inc. Stock Fund	Common Stock	2,528,491
Total Assets - Held for Investment Purposes		$9,469,373

* Party in interest

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

Consent of Independent Auditors

The 401(k) Plan Committee
Warren Five Cents Savings Bank:

We consent to the incorporation by reference in the Registration Statement (No. 33-71240) on Form S-8 of our report, dated June 6, 2002, relating to the statements of net assets available for plan benefits of Warren Five Cents Savings Bank 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and all related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the Warren Five Cents Savings Bank 401(k) Savings Plan.

Shatswell, MacLeod & Company, P.C.
Shatswell, MacLeod & Company, P.C.

West Peabody, Massachusetts
June 27, 2002